ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

MARC S. WOOLF, ESQ

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*** licensed in NY

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********licensed in CA and HI (inactive in HI)

January 3, 2022

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hour Loop, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on December 16, 2021 File No. 333-260540

Dear Sir or Madam:

We have electronically filed herewith on behalf of Hour Loop, Inc. (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1. Amendment No. 2 is marked to show changes made from the previous filing made on December 16, 2021 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Sam Lai, Chief Executive Officer of the Company, dated December 30, 2021. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 1 to Registration Statement on Form S-1

Capitalization, page 37

1.	Comment: Please revise to include amounts due to related parties in your capitalization table and disclose the amounts on an actual and “as adjusted” basis. Also, the amount of long-term debt disclosed in your capitalization table at September 30, 2021 of $4,170,418 does not agree to the amount in your interim balance sheet on page F-22 of $2,170,418. Please reconcile and revise these disclosures.

Response: In response to the Staff’s comment, the Company has revised and reconciled the capitalization table of the Prior Filing by (i) including amounts due to related parties and disclosing such amounts on an actual and “as adjusted” basis and (ii) reflecting the correct long term debt amount of $2,170,418 disclosed in the interim balance sheet.

If the Staff has any further comments regarding Amendment No. 2 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Tatiana Meadows/U.S. Securities and Exchange Commission
Linda Cvrkel/U.S. Securities and Exchange Commission
Karina Dorin/U.S. Securities and Exchange Commission
Timothy S. Levenberg/U.S. Securities and Exchange Commission
Sam Lai/Hour Loop, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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